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                                                                    Exhibit 8(a)

                [Bingham, Dana & Gould LLP Form of Tax Opinion]

UST Corp.
40 Corn Street
Boston, Massachusetts 02108

Ladies and Gentlemen:

     This opinion is furnished to you pursuit to Section 6.02(d) of the Affiliation Agreement and Plan of Reorganization dated as of August 30, 1996 (the "Affiliation Agreement"), between UST Corp., a Massachusetts corporation ("UST"), and Walden Bancorp, Inc., a Massachusetts corporation ("Walden"). Pursuit to the Affiliation Agreement and the related Agreement and Plan of Merger dated as of August 30, 1996 (the "Plan of Merger"), among UST, Walden and Mosaic Corp., a Massachusetts corporation ("Sub"), Sub, a newly incorporated direct wholly-owned subsidiary of UST, will merge with and into Walden in a transaction (the "Affiliation") in which the existing stockholders of Walden will receive Common Stock, par value $0.625 per shoe, of UST ("UST Common Stock") in exchange for their issued and outstanding shares of Common Stock, par value $1.00 per shoe, of Walden ("Walden Common Stock"). You have requested our opinion as to certain federal income tax consequences anticipated to follow from implementation of the Affiliation Agreement and the Plan of Merger.

     For purposes of our opinion, we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Affiliation Agreement, the Plan of Merger, the Joint Proxy Statement-Prospectus dated November __, 1996 included in the Registration Statement on Form S-4 filed by UST with the Securities and Exchange Commission in connection with the Affiliation (Registration No. 333-____ ), and related documents (collectively, the "Documents"). In that examination, we have assumed the genuineness of all signatures, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies.

     As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Documents and in the certificates from UST, Walden and Sub dated the date hereof copies of which are attached hereto (the "Certificates"). Our opinion assumes that all representations set forth in the Documents and in the Certificates are true and correct in all material aspects as of the date hereof. In addition, our opinion is limited solely to the provisions of the federal Internal Revenue Code as now in effect (the "Code"), and the regulations, rulings, and interpretations thereof in force as of this date and we assume no obligation to advise you of changes in the law or fact that occur after the date of this opinion.

     On the basis of and subject to the foregoing, and assuming due adoption and implementation of the Affiliation Agreement and the Plan of Merger in accordance with their respective terms (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof) and consistent with the representations set out in the Documents and Certificates, we are of the opinion that for federal income tax purposes, the Affiliation will constitute a reorganization under Section 368 of the Code.


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Bank of Boston Corporation
_______________,1996
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     This opinion is being delivered solely to you for your use in connection with the referenced transaction and for such other uses to which we have given our prior written consent. It may not be relied upon by any other person or used for any other purpose.

                            Very truly yours,



                            BINGHAM, DANA & GOULD LLP